GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023

(Expressed in United States dollars)

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of November 7, 2024 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2024 and 2023, the audited consolidated annual financial statements and the notes thereto for the year ended December 31, 2023 and the related MD&A. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Galiano was incorporated on September 23, 1999, under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's website: www.galianogold.com.

All dollar amounts herein are expressed in United States dollars ("US dollars") unless otherwise stated. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

1. Third quarter ("Q3") 2024 highlights

1.1 Asanko Gold Mine ("AGM") highlights

The Company completed the acquisition of Gold Fields Limited's ("Gold Fields") 45% interest in the AGM joint venture (the "Acquisition") on March 4, 2024 and as of that date, the operational and financial results of the AGM have been consolidated into the Company's results. To enable an understanding of the operational performance at the mine asset level, year-to-date highlights for the AGM below are presented on a 100% basis for the entire nine months ended September 30, 2024.

  Safety: There were no lost-time injuries ("LTI") and one total recordable injury ("TRI") recorded during Q3. The 12‐month rolling LTI and TRI frequency rates as of September 30, 2024 were 0.00 and 0.30 per million hours worked, respectively.

  Mining performance: During the quarter, waste stripping activities at Abore continued with 9.7 million tonnes ("Mt") of waste rock mined, while ore tonnes mined from the Abore deposit totalled 0.7 Mt at an average mined grade of 1.1 grams per tonne ("g/t") gold. Mining rates at Abore increased by 32% during the third quarter compared to the second quarter of 2024 due to lower precipitation levels, improved mining equipment productivity and additional mining equipment mobilized. These advancements resulted in Q3 mining rates averaging 113,000t per day compared to 87,000t per day in the second quarter of 2024, marking an approximate 30% increase.

  Milling performance: Milled 1.2 Mt of ore at a grade of 0.9 g/t during Q3, with metallurgical recovery averaging 91%. Mill throughput during the quarter was 13% lower than the second quarter of 2024 due to harder material processed and lower mobile crushing circuit availability, which combined, resulted in suboptimal, coarser material delivered to the SAG mill. As harder Abore material is treated, it is expected that mill throughput will be directly linked to mobile crusher circuit performance until the new secondary crusher is commissioned in Q3 2025. Engineering and early earthworks for the secondary crusher continued during the quarter.

  Production performance: Gold production of 29,784 ounces during Q3 and 86,607 ounces year-to-date. Gold production during the quarter was 13% higher than the second quarter of 2024, resulting from higher mined grades at Abore and an increase in the recovery rate from 82% to 91%. Given mill throughput is anticipated to remain constrained by harder material in the fourth quarter, the Company expects meeting the lower end of full year guidance of between 120,000 to 130,000 ounces.

  Cost performance: Total cash costs1 of $1,247 per gold ounce ("/oz") and all-in sustaining costs1 ("AISC") of $2,161/oz for the three months ended September 30, 2024. Year-to-date AISC1 of $1,903/oz, tracking in line with revised AISC1 guidance of between $1,975/oz to $2,075/oz. Deducting the initial stripping at Abore would result in Q3 2024 AISC1 of $1,513/oz and $1,466/oz year-to-date.

  Cash flow generation: Generated positive cash flow from operations of $28.6 million and Free Cash Flow1 of $2.9 million during Q3, despite significant investment in developing the Abore pit.

  Financial performance: Gold revenue of $71.0 million generated from 29,014 gold ounces sold at an average realized price of $2,446/oz during Q3. Net income of $3.7 million and Adjusted EBITDA1 of $25.6 million during Q3.

1.2 Galiano highlights

  Robust liquidity: The Company ended the quarter with $120.9 million in cash and cash equivalents and no debt.

  Earnings: Net income of $1.1 million or $0.00 per common share and adjusted net income1 of $17.7 million or $0.07 per common share during Q3.

  Advanced the optimized Life of Mine ("LOM") plan: Progressed technical work related to the optimized LOM plan, in parallel with updated Mineral Reserve and Mineral Resource estimates for the AGM. The updated LOM is focused on earlier mining of the Nkran deposit, compared to the previous technical report (see "NI 43-101 Technical Report and Feasibility Study for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of December 31, 2022). The optimized LOM plan is expected to be completed early during the first quarter of 2025.

  Senior management appointment: Appointed Michael Cardinaels as Executive Vice President and Chief Operating Officer ("COO"), effective September 3, 2024. Mr. Cardinaels brings over two decades of mining experience across various commodities, most recently with Perseus Mining Ltd. The appointment of Mr. Cardinaels is part of the Company's commitment to operational improvements and its overarching strategy to drive growth at the AGM.

____________________________________
1 See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

2. Business overview

Following the closing of the Acquisition on March 4, 2024, Galiano owns a 90% equity interest in the entity that holds the AGM mining licenses and gold exploration tenements located on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. The AGM consists of four main open-pit deposits: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and a carbon-in-leach ("CIL") processing plant, with a current capacity of 5.8 Mt per annum.

In addition to its interest in the AGM, the Company owns various exploration licenses across the highly prospective and underexplored Asankrangwa Gold Belt.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, accretive business acquisitions and disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol "GAU".

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

2.1  Key business developments in 2024

a) Acquisition of Gold Fields' 45% interest in the AGM

The Company completed the Acquisition of Gold Fields' 45% interest in the AGM joint venture ("JV"), increasing Galiano's equity interest in the AGM to 90% on March 4, 2024.

Under the terms of the agreement, total consideration payable to Gold Fields comprised the following:

  $65.0 million cash payment, equivalent to Gold Fields' effective interest in the cash balance at the JV;

  the issuance of 28.5 million common shares of the Company, resulting in Gold Fields owning approximately 19.9% of the Company's issued and outstanding common shares;

  $55.0 million of deferred consideration comprised of a:

    $25.0 million cash payment on or before December 31, 2025; and

    $30.0 million cash payment on or before December 31, 2026 (collectively "Deferred Consideration").

The Deferred Consideration is to be paid in cash subject to the Company's right to satisfy up to 20% of each payment with common shares, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time; and

  $30.0 million cash payment contingent upon production of 100,000 gold ounces from the Nkran deposit.

Gold Fields will also receive a 1% net smelter return royalty (the "Nkran Royalty") on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

Galiano also entered into an amended investor rights agreement with Gold Fields, which includes a 12-month standstill period and other customary rights, including a pre-emptive right for Gold Fields to maintain its ownership interest as at closing of the Acquisition.

b) Increase to Abore Mineral Reserves and Resources

As described in the Company's Q2 2024 MD&A, following successful infill drilling programs at Abore in 2023 and 2024, the Abore deposit Measured and Indicated Mineral Resources increased by 181,000 ounces (38%), as a result of improved grade (13%) and tonnage (22%) from 1.16 g/t to 1.31 g/t, and from 12.8 Mt to 15.6 Mt, respectively, when compared to the report titled "NI 43-101 Technical Report and Feasibility Study for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of December 31, 2022 (the "2023 Technical Report"). Both estimates were based on an $1,800/oz gold price and an equivalent cut-off grade of 0.45 g/t gold.

Pursuant to the significant increase to Mineral Resources at Abore, the Probable Mineral Reserves increased by 151,000 ounces (45%) to 485,000 ounces, effective June 30, 2024, when compared to the 2023 Technical Report. This increase in Mineral Reserves will extend mining activities at Abore through mid-2026.

Refer to the Company's website (https://galianogold.com/operations/reserves-and-resources/default.aspx) for the Mineral Reserve estimate by deposit as of June 30, 2024, including key assumptions underlying the estimates.

c) Updated Life of Mine plan

The Company is progressing an update to the AGM's consolidated Mineral Reserve estimate. This update will include additional infill and step out drilling results at the AGM's deposits, a resequencing of mining schedules and associated production profile, and an optimized LOM plan.  The Company expects to publish the AGM's updated Mineral Reserve estimate in the first quarter of 2025.

d) Appointment of senior management

Galiano has appointed Michael Cardinaels as Executive Vice President and COO, effective September 3, 2024. The appointment of Mr. Cardinaels as the new Executive Vice President and COO is part of the Company's commitment to operational improvements and its overarching strategy to drive growth at the AGM. Mr. Cardinaels brings over two decades of mining sector experience across various commodities, having held progressively senior operational roles throughout his career. Most recently, Mr. Cardinaels has been the General Manager of the Yaoure mine, after a successful five years at the Sissingue Mine, both with Perseus Mining Ltd. Mr. Cardinaels holds a Bachelor of Engineering (Mining) from the University of Queensland.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

2.3  Financial and operating highlights

Below are the Company's highlights for the three and nine months ended September 30, 2024 and 2023, including the operating results, cash flows and net assets of the AGM from March 4, 2024 onwards.

	Three months ended September 30,		Nine months ended September 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Galiano Gold Inc.
Revenue	71,130	-	166,788	-
Income from mine operations	26,444	-	56,222	-
Net income	1,100	11,389	5,172	31,843
Adjusted net income[1]	17,743	11,389	37,119	31,843
Adjusted EBITDA[1]	29,012	10,282	50,117	26,656
Cash and cash equivalents	120,916	56,079	120,916	56,079
Cash generated from (used in) operating activities	24,449	(140)	41,940	(2,060)

The Company has also presented the following highlights for the AGM, which are on a 100% basis, for the three and nine months ended September 30, 2024 and 2023, to enable a comparison of the financial and operating performance of the mine with the corresponding period in the prior quarter.

	Three months ended September 30,		Nine months ended September 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Asanko Gold Mine (100% basis)
Financial results
Revenue	71,130	67,770	200,695	197,029
Income from mine operations	26,199	23,745	72,766	72,808
Net income	3,718	21,284	32,120	66,276
Adjusted EBITDA[1]	25,621	25,475	66,413	73,879
Cash generated from operating activities	28,646	39,740	63,982	76,662
Free cash flow[1]	2,932	24,016	4,236	46,088
AISC margin ($ per gold ounce sold)[1]	285	457	355	536
Operating results
Gold produced (ounces)	29,784	35,779	86,607	102,130
Gold sold (ounces)	29,014	35,522	88,684	103,608
Average realized gold price ($/oz)	2,446	1,902	2,258	1,898
Total cash costs ($ per gold ounce sold)[1]	1,247	1,056	1,230	1,088
AISC ($ per gold ounce sold)[1]	2,161	1,445	1,903	1,362

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

2.4  Environmental, Social and Corporate Governance

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives in positively supporting relationships with its internal and external stakeholders, improving its risk management, reducing the AGM's cost of production and benefiting the catchment communities that the Company operates in, beyond the life of the mine.

The Company implements its sustainability program with a focus on four key areas: (1) protecting human rights; (2) maintaining the occupational health and safety of employees and the local catchment communities; (3) advancing the socio-economic welfare and health of local catchment communities; and (4) managing environmental impacts of operations and exploration activities. For further details on the Company's sustainability program, refer to the Company's 2023 Sustainability Report (the "2023 Sustainability Report") published on July 9, 2024, which is available on the Company's website at www.galianogold.com. The disclosures and metrics of the 2023 Sustainability Report align with international reporting standards, including the Global Reporting Initiative and the Metals and Mining Standards of the Sustainability Accounting Standards Board.

2.5  Macroeconomic factors

Gold Price

The price of gold is the largest single factor in determining the Company's profitability and cash flow from operations. Therefore, the financial performance of the Company is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and affected by numerous macroeconomic factors that are beyond the Company's control. The price of gold may be impacted by currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold, geopolitical events and macroeconomic factors, such as interest rates and inflation expectations. During Q3 2024, the price of gold fluctuated between a low of $2,329/oz in July and a high of  $2,664/oz in September, with the average price for Q3 2024 based on the London Bullion Market Association ("LBMA") PM benchmark of $2,474/oz, compared to the Q3 2023 average price of $1,928/oz. Gold prices during Q3 2024 were influenced by geopolitical risks, and volatility in interest rates and the U.S. dollar, among other factors.

For the three months ended September 30, 2024, the AGM realized an average gold price of $2,446/oz under the Offtake Agreement (as defined herein) compared to the average LBMA PM benchmark of $2,474/oz. The LBMA PM spot gold price as of November 6, 2024 was approximately $2,660/oz.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

Management continues to implement and evaluate opportunities to hedge its gold price risk, particularly in light of periods where forecast capital expenditures are estimated to be elevated relative to the life of mine average.

Ghana Economy

In October 2023, the International Monetary Fund ("IMF") and the Ghana government reached a staff-level agreement on the first review of its $3 billion financing arrangement over a 3-year period (the "IMF Loan"). The first tranche of the IMF loan totaling $600 million was paid in May 2023 and a second tranche of $600 million was approved in January 2024 following a debt restructuring plan between Ghana and its creditors. In October 2024, the IMF and Ghana reached an agreement on the third review of the country's IMF Loan. Ghana is nearing completion of a debt-restructuring on $13 billion of Eurobonds, following which it is expected that the IMF executive board will approve a third tranche of financing totaling $360 million, bringing total disbursements under the three-year debt program to $1.56 billion.

The fiscal climate in Ghana over recent years has not materially impacted the operations of the AGM, as much of the cost structure is tied to the US dollar, and the government remains supportive of the mining industry given its importance to maintaining foreign currency reserves.

3. Guidance and outlook

3.1  2024 guidance for the AGM

The Company is maintaining its revised 2024 production guidance (revised as of Q2 2024) of between 120,000 to 130,000 ounces and expects production to come in at the lower end of the range.

Revised AISC1 guidance for 2024 is also being maintained at between $1,975/oz and $2,075/oz. Operating costs are estimated to be in line with previous expectations. AISC1 are anticipated to be elevated in 2024 relative to the life of mine average primarily due to waste stripping to access consistent ore feed at Abore, which will benefit future years production.

Sustaining capital expenditure for 2024 is forecast to be approximately $7.0 million (excluding capitalized waste stripping at Abore).  Sustaining capital expenditure has been revised downward from the original $10.0 million due to timing of project start dates.

Development capital expenditure for 2024 is forecast to be approximately $15.0 million. Development capital expenditure has been revised downward from the original $20.0 million due to timing of expenditures.

Exploration expenditure in 2024 is expected to be in line with previous years at $15.0 million. The spend is planned to be equally split between generative and near-mine exploration targets.

		Original guidance	Revised guidance	Actuals YTD
	Unit	2024	2024	2024
Gold production	oz	140,000 - 160,000	120,000 - 130,000	86,607
AISC[1]	$/oz	1,600 - 1,750	1,975 - 2,075	1,903
Sustaining capital (excluding waste stripping)	$000s	10,000	7,000	3,998
Development capital	$000s	20,000	15,000	9,583
Exploration	$000s	15,000	15,000	8,854

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1  See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

4. Results of the AGM

All results of the AGM in this section are presented on a 100% basis for the three and nine months ended September 30, 2024 and 2023. For the period from January 1, 2024 to March 3, 2024, the Company's attributable equity interest in the AGM was 45% and was 90% for the remainder of the period.

4.1  Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30,		Nine months ended September 30,
Key mine performance data of the AGM (100% basis)	2024	2023	2024	2023
Mining
Ore tonnes mined (000 t)	670	-	1,402	-
Waste tonnes mined (000 t)	9,726	-	22,030	-
Total tonnes mined (000 t)	10,396	-	23,432	-
Strip ratio (waste:ore)	14.5	-	15.7	-
Average gold grade mined (g/t)	1.1	-	1.0	-
Mining cost ($/t mined)	3.52	-	3.29	-
Ore transportation
Ore tonnes trucked (000 t)	665	695	1,809	2,791
Ore transportation cost ($/t trucked)	4.56	6.63	5.38	5.88
Processing
Tonnes milled (000 t)	1,162	1,573	3,965	4,596
Average mill head grade (g/t)	0.9	0.8	0.8	0.9
Average recovery rate (%)	91%	87%	85%	82%
Processing cost ($/t milled)	12.49	9.69	11.33	10.14
G&A costs ($/t milled)	5.74	4.16	5.17	4.30
Gold produced (ounces)	29,784	35,779	86,607	102,130
Gold sold (ounces)	29,014	35,522	88,684	103,608
Costs
Total cash costs ($ per gold ounce)[1]	1,247	1,056	1,230	1,088
AISC ($ per gold ounce sold)[1]	2,161	1,445	1,903	1,362
AISC margin ($ per gold ounce sold)[1]	285	457	355	536

a) Health and safety

There were no LTIs and one TRI reported during the quarter. The rolling 12‐month LTI and TRI frequency rates were 0.00 and 0.30, respectively. The Company reports recordable LTI and TRI cases in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

b) Mining

During the quarter, waste stripping activities at Abore continued with 9.7 Mt of waste rock mined at a strip ratio of 14.5:1. Mining cost per tonne for the quarter amounted to $3.52 per tonne ("/t"). The strip ratio is expected to remain elevated for the remainder of 2024 due to an increase in the Abore pit shell resulting from a larger mineral reserve, as described in section 2.1.b.

Ore tonnes mined from the Abore deposit totalled 0.7 Mt at an average mined grade of 1.1 g/t. Ore mining rates at Abore increased by 43% during Q3 compared to the second quarter of 2024, as lower precipitation levels resulted in improved ground conditions and mining equipment productivity rates. Additional mining equipment was also mobilized during the quarter and, as a result, Q3 mining rates averaged 113,000t per day compared to 87,000t per day in the second quarter of 2024.

c) Ore transportation

Ore transportation reflects ore transported from deposits located greater than 5km from the processing plant. Ore transported from closer deposits is considered rehandling, the costs of which are included within mining costs. During the quarter, 0.7 Mt of ore was trucked from Abore to the processing plant, comparable to the 0.7 Mt from Esaase in Q3 2023. Ore transportation costs in Q3 2024 of $4.56/t were lower than the comparative period due to no tonnes being transported from Esaase in Q3 2024, which is a greater distance from the processing plant than Abore.

d) Processing

The AGM produced 29,784 ounces of gold during Q3 2024, as the processing plant milled 1.2 Mt of ore at a grade of 0.9 g/t with metallurgical recovery averaging 91%. Gold production during Q3 was impacted by lower milling rates, as mined ore from Abore and stockpiles of harder Nkran ore both required additional crushing and grinding. Additionally, two mobile crushers at the processing plant experienced considerable mechanical downtime during the quarter resulting in lower throughput.

Despite 13% lower mill throughput, gold production during Q3 was 13% higher than the second quarter of 2024 resulting from higher mined grades at Abore and an increase in the recovery rate from 82% to 91%.

To improve mill throughput, a mobile crushing unit was installed at the Abore pit at the end of October 2024, which is expected to increase Abore ore fragmentation. This will also improve haul truck load volumes before transport to the processing plant.

The Company continues to make progress on installation of a permanent secondary crushing circuit at the AGM processing facility. The objective of the secondary crushing circuit is to maintain plant throughput at design capacity when treating harder ore. This project is expected to be completed in Q3 2025.

Mill feed grades during Q3 2024 were lower than mined grades from Abore due to the blending of existing stockpiled ore with run of mine ore.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

The mill feed over the balance of the year will incorporate ore mined from Abore and blended with existing stockpile balances. The nature of stockpiled ore can result in highly variable grades and metallurgical recoveries; therefore, the current quarter performance may not be indicative of future performance.

Processing cost per tonne for Q3 2024 was $12.49, a 29% increase from Q3 2023, while on an absolute basis processing costs were $0.7 million lower quarter-on-quarter. The increase in processing cost per tonne in Q3 2024 was driven by fewer tonnes milled which increased fixed processing costs on a per unit basis.

e) Total cash costs and AISC

For the three and nine months ended September 30, 2024, total cash costs1 were $1,247/oz and $1,230/oz, respectively, compared to the three and nine months ended September 30, 2023 of $1,056/oz and $1,088/oz, respectively. The increase in total cash costs1 was primarily driven by 18% lower gold sales volumes, which had the effect of increasing fixed costs on a per ounce basis. During Q3 2023, a higher portion of low grade stockpiled ore was processed that had no accounting book value, and, as such, had no mining cost attributed to it, which resulted in lower total cash costs1 in the comparative quarter.

Relative to Q2 2024, total cash costs1 were lower in Q3 2024, decreasing by 2% from $1,271/oz to $1,247/oz. Total cash costs per ounce1 were lower in Q3 2024 due to 4% more gold ounces sold.

For the three and nine months ended September 30, 2024, AlSC1 for the AGM amounted to $2,161/oz and $1,903/oz, respectively, compared to $1,445/oz and $1,362/oz in the comparative periods of 2023. The increase in AlSC1 from Q3 2023 to Q3 2024 was mainly due to the stripping costs at Abore and 18% fewer gold ounces sold, as well as the increase in total cash costs per ounce1 described above. During the three and nine months ended September 30, 2024, AISC included $648/oz and $437/oz of capitalized stripping costs at the Abore pit, respectively, which will benefit future years production.

Relative to Q2 2024, AlSC1 increased by 23% from $1,759/oz to $2,161/oz. The increase in AISC1 was primarily due to higher capitalized stripping costs at Abore ($379/oz increase).

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

For the three and nine months ended September 30, 2024, the AGM incurred non-sustaining capital expenditures and exploration expenditures of $4.9 million and $18.4 million, respectively, compared to $7.3 million and $15.2 million during the comparative periods in 2023, respectively. Non-sustaining capital expenditures and exploration expenditures during Q3 2024 related primarily to Adubiaso site preparations, processing plant enhancements (fabrication of two new CIL tanks and secondary crushing circuit) and work performed on various greenfield exploration targets.

4.2  Exploration update

The Company holds a district-scale land package of 476km2 on the highly prospective and underexplored Asankrangwa Gold Belt. The following exploration programs were undertaken at the AGM during the nine months ended September 30, 2024 to evaluate the current and potential expanded mineralization of several deposits, and to assess the broader potential of these deposits. Additionally, work was undertaken to identify new exploration targets across the wider regional AGM tenements.

  Gyagyatreso - the Gyagyatreso prospect is located approximately 4km northwest of the AGM processing plant. Following the success of the 2023 drilling program, a follow up exploration program has been completed. Ground mapping, prospecting and a ground magnetics survey were completed ahead of the current second phase of drilling designed to test for along-strike continuations of mineralization identified in the 2023 campaign. Drilling continued through Q3 primarily on the southern strike extensions of known mineralization. A total of 1,421m were drilled during the quarter bringing the completed program total to 5,079m. Not all planned holes were drilled as mineralization appears to narrow to the north and south. A review and interpretation of all results is ongoing.

  Sky Gold B - the Sky Gold B prospect is located approximately 9km northwest of the Esaase deposit in an area that may be underlain by lithologies and structural settings similar to those that host the known Asankrangwa gold belt deposits. A soil survey conducted in 2023 identified a gold-in-soil anomalous trend (approximately 5km long) that is a priority for follow-up exploration. The drilling program, designed to test the highest priority areas in the Sky Gold B area, consists of 5,760m of combined air core reverse circulation ("RC") and diamond drilling ("DD") and began in August 2024. As of September 30, 2024, a combined 3,037m of drilling has been completed. Several structural shear zones with minor quartz veining have been intercepted across multiple drill fences. Assays for 2,947m have been received and are under quality assurance and quality control review. Drilling is anticipated to be completed in by mid-Q4 2024.

  Abore North - the Abore North target is located approximately 100m along strike to the north of the Abore pit. Prospecting, mapping and a ground magnetics survey carried out in 2023 and early 2024 indicated the possible presence of mineralized Abore type granitoids and a drill program began at the end of August 2024. As of September 30, 2024, a total of 1,043m of a planned 2,000m of combined RC and DD was completed. Granitoids have been successfully intercepted in several holes to date and the remainder of drilling and final assays are expected to be completed and received in Q4 2024.

In addition to the drill programs above, the Company also initiated geophysical surveys and conducted mapping and prospecting on several regional greenfield targets across the AGM's tenements with an objective of identifying new potential drill targets.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

4.3  Financial results of the AGM

The following table presents excerpts of the financial results of the AGM on a 100% basis for the three and nine months ended September 30, 2024 and 2023, excluding purchase price adjustments which are required under IFRS, so performance can be compared with the comparative period in the prior quarter.

Three months ended September 30, 2024 and 2023

	Three months ended September 30,
	2024	2023
(in thousands of US dollars)	$	$
Revenue	71,130	67,770
Cost of sales:
Production costs	(32,044)	(35,644)
Depreciation and depletion[2]	(8,585)	(4,308)
Royalties	(4,302)	(4,073)
Income from mine operations	26,199	23,745
Exploration and evaluation expenditures	(2,007)	(2,163)
General and administrative expenses	(320)	(527)
Income from operations	23,872	21,055
Finance expense	(20,979)	(1,418)
Finance income	1,205	1,224
Foreign exchange (loss) gain	(380)	423
Net income for the period	3,718	21,284

Galiano share of net income related to JV	-	9,628
Average realized price per gold ounce sold ($/oz)	2,446	1,902
Average London PM fix ($/oz)	2,474	1,928
Gold sold (ounces)	29,014	35,522

2 The financial results for the AGM presented above do not include depletion of purchase price allocation accounting adjustments on mineral properties, plant and equipment for the three months ended September 30, 2024.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

Galiano consolidated the financial results of the AGM commencing on March 4, 2024, such that the results for the period from March 4, 2024 to September 30, 2024 have been consolidated into the Income Statement of the Company. The Company reflected the financial results of the AGM for the period from January 1, 2024 to March 3, 2024 through its share of the net income of the JV using the equity accounting method.

Nine months ended September 30, 2024 and 2023

	Pre-acquisition	Post-acquisition
	Period from January 1	Period from March 4
	to March 3,	to September 30,	Nine months ended September 30,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$
Revenue	33,907	166,788	200,695	197,029
Cost of sales:
Production costs [2]	(20,810)	(76,668)	(97,478)	(103,905)
Depreciation and depletion[2]	(2,463)	(15,887)	(18,350)	(9,263)
Royalties	(2,034)	(10,067)	(12,101)	(11,053)
Income from mine operations	8,600	64,166	72,766	72,808
Exploration and evaluation expenditures	(2,201)	(4,617)	(6,818)	(5,272)
General and administrative expenses	(486)	(1,324)	(1,810)	(1,972)
Income from operations	5,913	58,225	64,138	65,564
Transaction costs	(1,180)	-	(1,180)	-
Finance expense	(261)	(32,781)	(33,042)	(2,363)
Finance income	984	2,804	3,788	3,221
Foreign exchange loss	(150)	(1,434)	(1,584)	(146)
Net income for the period	5,306	26,814	32,120	66,276

Galiano share of net income related to JV	2,432	-	2,432	29,942
Average realized price per gold ounce sold ($/oz)			2,258	1,898
Average London PM fix ($/oz)			2,296	1,930
Gold sold (ounces)			88,684	103,608

2 The financial results for the AGM presented above do not include purchase price allocation accounting adjustments. Specifically, production costs and depreciation expense exclude the realization of purchase price adjustments on gold-in-process and gold on hand inventories totaling $7.8 million and $0.9 million, respectively, for the nine months ended September 30, 2024.

a) Revenue

During Q3 2024, the AGM sold 29,014 ounces of gold at an average realized gold price of $2,446/oz for total revenue of $71.1 million (including $0.2 million of by-product silver revenue). During Q3 2023, the AGM sold 35,522 ounces of gold at an average realized gold price of $1,902/oz for total revenue of $67.8 million (including $0.2 million of by-product silver revenue). Revenue was higher quarter-on-quarter, as a 29% increase in realized gold prices relative to Q3 2023 was partly offset by an 18% reduction in sales volumes.

During the nine months ended September 30, 2024, the AGM sold 88,684 ounces of gold at an average realized gold price of $2,258/oz for total revenue of $200.7 million (including $0.5 million of by-product silver revenue). During the comparative period of 2023, the AGM sold 103,608 ounces of gold at an average realized gold price of $1,898/oz for total revenue of $197.0 million (including $0.4 million of by‐product silver revenue). Revenue was higher period-on-period, as a 19% increase in realized gold prices relative to 2023 was partly offset by a 14% reduction in sales volumes.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

The AGM continues to sell all the gold it produces to a special purpose vehicle of RK Mine Finance Master Fund I Limited ("Red Kite") under an offtake agreement (the "Offtake Agreement"). The terms of the Offtake Agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of September 30, 2024, 1,689,952 gold ounces have been delivered to Red Kite under the Offtake Agreement.

During the three and nine months ended September 30, 2024 and 2023, the AGM sold a portion of its production to the Bank of Ghana under the country's gold buying program, as agreed with Red Kite.

b) Production costs

During the three and nine months ended September 30, 2024, the AGM incurred production costs of $32.0 million and $97.5 million, respectively, compared to $35.6 million and $103.9 million in the comparative periods of 2023, respectively. Production costs were lower during the three and nine months ended September 30, 2024 due to fewer gold ounces sold, partly offset by mining costs at the Abore deposit in 2024.

c) Depreciation and depletion

During the three and nine months ended September 30, 2024, depreciation and depletion expense on mineral properties, plant and equipment ("MPP&E") was $8.6 million and $18.4 million, respectively, compared to $4.3 million and $9.3 million in the comparative periods of 2023, respectively. Depreciation and depletion expense was higher during the three and nine months ended September 30, 2024 due to depreciation recorded on right-of-use lease assets associated with mining services and ore transportation contracts, as well as depletion of Abore development costs.

d) Royalties

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM's concessions. The AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. The Esaase royalty is presented within production costs. Furthermore, the Nkran deposit is subject to an additional 1% royalty, on a portion of production, related to the Acquisition described in section 2.1.a.

The Government of Ghana also imposed a short-term special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana which became effective on May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. This is presented as a royalty expense in the Statement of Operations.

Royalties expense was higher during the three and nine months ended September 30, 2024 due to higher recorded revenues and the introduction of the GSL in May 2023.

e) Exploration and evaluation ("E&E") expenditures

During the three and nine months ended September 30, 2024, the AGM recorded E&E expenses of $2.0 million and $6.8 million, respectively (see 4.2 "Exploration update"), compared to $2.2 million and $5.3 million of E&E expenses in the comparative periods of 2023, respectively. E&E expenses during the nine months ended September 30, 2024 were higher due to the Company's focus on advancing greenfield exploration targets, specifically the Akoma, Gyagyatreso and Sky Gold B prospects.

f) Finance expense

Finance expense for the three and nine months ended September 30, 2024, was $21.0 million and $33.0 million, respectively, compared to $1.4 million and $2.4 million during the same periods in 2023, respectively. Finance expense was higher in Q3 2024 due to a $16.6 million unrealized loss on the AGM's zero cost gold collar ("ZCCs") hedges relating to future periods, a $2.2 million realized loss on settled Q3 2024 ZCCs hedges, and $1.7 million of higher interest expense on capitalized leases.

For the nine months ended September 30, 2024, finance expense was higher due to a $21.4 million unrealized loss on ZCCs hedges, a $5.3 million realized loss on settled 2024 ZCCs hedges, and $4.0 million of higher interest expense on capitalized leases.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

4.4   Cash flows of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three and nine months ended September 30, 2024 and 2023. Galiano consolidated the cash flows from the AGM commencing on March 4, 2024.

Three months ended September 30, 2024 and 2023

	Three months ended September 30,
	2024	2023
(in thousands of US dollars)	$	$
Cash provided by (used in):
Operating activities	28,646	39,740
Investing activities	(21,420)	(15,413)
Financing activities	(4,294)	(377)

Nine months ended September 30, 2024 and 2023

	Pre-acquisition	Post-acquisition
	Period from January	Period from March 4
	1 to March 3,	to September 30,	Nine months ended September 30,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	11,115	52,867	63,982	76,662
Investing activities	(11,128)	(39,403)	(50,531)	(29,772)
Financing activities	(1,020)	(8,195)	(9,215)	(973)

a) Cash flows from operating activities

The decrease in operating cash flows during the three and nine months ended September 30, 2024, relative to the comparative periods in 2023, was driven by a $17.3 million and $18.0 million increase in working capital tie-up, respectively, mainly due to an increase in receivables and reduction in accounts payable. This was partly offset by higher recorded revenues resulting from higher realized gold prices.

b) Cash used in investing activities

During Q3 2024, the AGM invested $22.6 million in additions to MPP&E and earned $1.2 million of interest on cash balances, compared to $16.6 million and $1.2 million in Q3 2023, respectively. Total cash expenditure on MPP&E during the quarter included $18.8 million of waste stripping costs at the Abore deposit, and development capital expenditures of $3.0 million primarily related to Adubaiso site preparations and fabrication of two new CIL tanks.

During the nine months ended September 30, 2024, the AGM invested $54.3 million in additions to MPP&E and earned $3.8 million of interest on cash balances, compared to $33.0 million and $3.2 million in the comparative periods of 2023, respectively. Total cash expenditure on MPP&E during the current period included $38.7 million of waste stripping costs at the Abore deposit and $4.0 million of sustaining capital, related primarily to raising the height of the TSF. Development and capitalized exploration expenditures were $11.6 million primarily related to Abore and Adubaiso site preparations, processing plant enhancements (fabrication of two new CIL tanks and secondary crushing circuit), Adubiaso infill drilling and Mineral Resource conversion drilling at Abore.

During the three and nine months ended September 30, 2024, the increase in cash flows invested in MPP&E related to waste stripping activities at the Abore deposit, which will benefit future years production, while the prior periods included higher capital costs related to raising the height of the tailings storage facility (“TSF”) and construction of a water treatment facility at the TSF.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

c) Cash used in financing activities

For the three and nine months ended September 30, 2024, cash used in financing activities related to capitalized lease payments on the AGM’s mining and other service contracts due to restarting mining operations at the AGM effective October 1, 2023.

5. Consolidated results of the Company

5.1 Financial performance

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income of the Company for the three and nine months ended September 30, 2024 and 2023.  The financial results of the AGM have been consolidated by the Company commencing on March 4, 2024.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of US dollars, except per share amounts)	$	$	$	$

Revenue	71,130	-	166,788	-

Cost of sales:
Production costs	(32,044)	-	(84,499)	-
Depreciation and depletion	(8,341)	-	(16,001)	-
Royalties	(4,301)	-	(10,066)	-
Total cost of sales	(44,686)	-	(110,566)	-

Income from mine operations	26,444	-	56,222	-

General and administrative expenses	(1,731)	(2,869)	(16,056)	(9,867)
Exploration and evaluation expenditures	(1,809)	(81)	(4,458)	(1,966)
Share of net income related to joint venture	-	9,628	2,432	29,942
Service fee earned as operators of joint venture	-	1,448	976	4,284
Gain on derecognition of equity investment in joint venture	-	-	1,416	-
Income from operations and joint venture	22,904	8,126	40,532	22,393
Transaction costs	(91)	-	(2,492)	-
Finance income	1,310	3,269	5,250	9,418
Finance expense	(22,623)	(6)	(36,607)	(18)
Foreign exchange (loss) gain	(400)	-	(1,511)	50
Net income and comprehensive income for the period	1,100	11,389	5,172	31,843

Net income attributable to:
Common shareholders of the Company	1,100	11,389	5,172	31,843
Non-controlling interest	-	-	-	-
Net income for the period	1,100	11,389	5,172	31,843

Weighted average number of shares outstanding:
Basic	256,912,077	224,943,453	248,496,497	224,943,453
Diluted	262,052,961	225,400,119	253,662,962	225,083,227

Net income per share attributable to common shareholders:
Basic	0.00	0.05	0.02	0.14
Diluted	0.00	0.05	0.02	0.14

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

a) Revenue, production costs, depreciation and depletion, and royalties

Following the closing of the Acquisition, the Company began consolidating the financial results of the AGM commencing on March 4, 2024.  As revenue, production costs, depreciation and depletion and royalties expense for the three and nine months ended September 30, 2024 relate to the financial results of the AGM, refer to section 4.3 for discussion of the AGM's financial results for the periods presented.

For the period from March 4, 2024 to September 30, 2024, revenue related to 71,757 gold ounces sold at an average realized gold price of $2,320/oz. Additionally, production costs included the realization of purchase price adjustments on gold-in-process and gold on hand inventories totaling $7.8 million, which increased production costs by that amount.

b) G&A expenses

G&A expenses for the three and nine months ended September 30, 2024 and 2023 comprised the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	(1,963)	(1,579)	(5,874)	(4,523)
Office, rent and administration	(252)	(412)	(1,093)	(1,042)
Professional and legal	(471)	(73)	(1,120)	(382)
Share-based compensation	882	(602)	(7,242)	(3,092)
Travel, marketing, investor relations and regulatory	106	(168)	(626)	(721)
Depreciation	(33)	(35)	(101)	(107)
Total G&A expense	(1,731)	(2,869)	(16,056)	(9,867)

G&A expenses in Q3 2024 were $1.1 million lower than Q3 2023 primarily due to a $1.5 million decrease in share-based compensation expense, resulting from a decrease in the fair value of cash‐settled long‐term incentive plan awards linked to the Company's share price. This factor was partly offset by the Company consolidating the financial results of the AGM for the three months ended September 30, 2024, which resulted in a $0.3 million increase to G&A expense relative to the prior quarter.

For the nine months ended September 30, 2024, G&A expenses were $6.2 million higher than the comparative period due to a $4.2 million increase in share-based compensation expense, resulting from an increase in the fair value of cash‐settled long‐term incentive plan awards linked to the Company's share price, as well as vesting of outstanding awards. G&A expenses were also impacted by the consolidation of the AGM's financial results for the period March 4, 2024 to September 30, 2024 ($1.3 million increase) and severance paid to former employees.

c) E&E expenditures

Refer to section 4.3.e for a discussion on the AGM's E&E expenditures for the three and nine months ended September 30, 2024. The increase in E&E expenses in 2024 was due to the consolidation of the AGM's financial results commencing on March 4, 2024.

d) Share of net income related to the AGM JV

For the nine months ended September 30, 2024, the Company recognized its 45% interest in the JV's net earnings, which amounted to $2.4 million for the period prior to closing of the Acquisition (three and nine months ended September 30, 2023 - $9.6 million and $29.9 million, respectively). The reduction in the Company's share of the JV's net earnings in 2024 was due to applying the equity method of accounting for its investment in the JV for only the pre-acquisition period of approximately two months in 2024.

e) Service fee earned as operators of the AGM JV

For the nine months ended September 30, 2024, the Company earned a gross service fee of $1.2 million for being the manager and operator of the JV, less withholding taxes payable in Ghana of $0.2 million (three and nine months ended September 30, 2023 - a gross service fee of $1.8 million less withholding taxes of $0.4 million, and a gross service fee of $5.4 million less withholding taxes of $1.1 million, respectively). The decrease in the gross service fee during 2024 was due to the Company acquiring Gold Fields' 45% interest in the JV effective March 4, 2024, after which the service fee was not recognized.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

f) Gain on derecognition of equity investment

Prior to closing of the Acquisition, the Company remeasured its equity investment in the AGM JV to fair value and recorded a $1.4 million gain on derecognition of its equity investment for the nine months ended September 30, 2024.

g) Transaction costs

During the three and nine months ended September 30, 2024, the Company recognized $0.1 million and $2.5 million, respectively, of costs related to closing the Acquisition. Transaction costs included advisory, regulatory, legal and other support fees.

h) Finance income

Finance income includes changes in the fair value of the Company's previously recognized preferred share investment in the JV and interest earned on cash and cash equivalents. For the nine months ended September 30, 2024, the Company recognized a $1.7 million upward fair value adjustment on the preferred shares (three and nine months ended September 30, 2023 - $2.5 million and $7.3 million upward fair value adjustments, respectively).

Relative to the comparative periods in 2023, interest earned on cash and cash equivalents was $0.5 million and $1.4 million higher during the three and nine months ended September 30, 2024, respectively, due to consolidating the financial results of the AGM from March 4, 2024.

i) Finance expense

Finance expense for the three and nine months ended September 30, 2024 included accretion expense on reclamation provisions, interest expense on capitalized leases, changes in fair value of the Acquisition contingent consideration, realized losses on ZCC gold hedges and unrealized losses on ZCC gold hedges, which have not yet matured. The increase in finance expense relative to the comparative periods in 2023 was due to consolidating the financial results of the AGM from March 4, 2024.

For the three and nine months ended September 30, 2024, the Company recognized a $16.6 million and $22.2 million unrealized loss on ZCCs hedges, respectively, that have not yet matured, and a $2.2 million and $5.3 million realized loss on settled 2024 ZCCs hedges, respectively.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

6. Selected quarterly financial data

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Revenue	71,130	63,963	31,695	-	-	-	-	-
Cost of sales	(44,686)	(38,831)	(27,049)	-	-	-	-	-
Income from mine operations	26,444	25,132	4,646	-	-	-	-	-
General and administrative expenses	(1,731)	(6,632)	(7,693)	(5,419)	(2,869)	(3,148)	(3,850)	(2,854)
Exploration and evaluation expenditures	(1,809)	(2,040)	(609)	(43)	(81)	(472)	(1,413)	(938)
Share of net income related to JV	-	-	2,432	1,728	9,628	11,007	9,307	46,517
Service fee earned as operators of JV	-	-	976	1,463	1,448	1,418	1,418	1,418
Gain on derecognition of equity investment in JV	-	118	1,298	-	-	-	-	-
Income (loss) from operations and JV	22,904	16,578	1,050	(2,271)	8,126	8,805	5,462	44,143
Impairment revers al on investment in JV	-	-	-	-	-	-	-	7,631
Impairment of exploration and evaluation assets	-	-	-	-	-	-	-	(1,628)
Transaction costs	(91)	(102)	(2,299)	(378)	-	-	-	-
Other (expense) income	(21,713)	(7,645)	(3,510)	(3,109)	3,263	3,156	3,031	(21,646)
Net income (loss ) for the period	1,100	8,831	(4,759)	(5,758)	11,389	11,961	8,493	28,500
Basic and diluted income (loss) per share attributable to common shareholders	$0.00	$0.03	($0.02)	($0.03)	$0.05	$0.05	$0.04	$0.13
Adjusted net income (loss) for the period[1]	17,743	7,264	6,493	(5,758)	11,389	11,961	8,493	(6,010)
Adjusted basic and diluted income (loss) per share[1]	$0.07	$0.03	$0.03	($0.03)	$0.05	$0.05	$0.04	($0.03)
EBITDA[1]	30,787	20,368	1,476	(2,554)	8,161	8,870	5,519	50,205

During Q4 2022, as a result of the JV's reinstatement of Mineral Reserves in the 2023 Technical Report, the Company recommenced the recognition of its share of the JV's net earnings and also recognized a $7.6 million impairment reversal on its equity investment in the JV, leading to a significant increase in net income over the prior quarters. Other expense in Q4 2022 includes a $22.2 million negative fair value adjustment on the Company's preferred shares in the JV, resulting from a change in the timing of expected cash distributions and applying a higher discount rate to forecast preferred share redemptions, primarily due to a Ghana country risk premium applied resulting from the economic conditions in the country at that time.

During Q1 2023 to Q3 2023, improvements in net income and EBITDA1 over prior periods are reflective of the JV's underlying performance and rising gold price environment. The reduction in net earnings during Q4 2023 was primarily due to a $3.9 million downward fair value adjustment on the Company's preferred shares in the JV, resulting from a change in forecast timing of distributions and higher G&A expense due to higher share-based compensation expense.

During Q1 2024, upon closing of the Acquisition, the Company commenced consolidating the financial results of the AGM from March 4, 2024. In connection with the Acquisition, the Company incurred $2.3 million of acquisition-related costs in Q1 2024. Additionally, Q1 2024 includes a gain on derecognition of the Company's previous equity investment in the AGM JV in the amount of $1.3 million.

During the second and third quarters of 2024, income from mine operations was higher due to consolidating a full quarter of the AGM's financial results. Other expense includes unrealized and realized losses on the AGM's ZCC hedges as described in section 5.1.i.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to achieve the Company's strategic vision. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are presented in the table below.

	September 30, 2024	December 31, 2023
(in thousands of US dollars, except outstanding shares and options)	$	$
Cash and cash equivalents	120,916	55,270
Other current assets	60,515	1,824
Non-current assets	322,563	156,208
Total assets	503,994	213,302

Current liabilities	91,991	11,988
Non-current liabilities	167,948	396
Total liabilities	259,939	12,384

Common shareholders' equity	242,165	200,918
Non-controlling interest	1,890	-
Total equity	244,055	200,918

Working capital [1]	89,440	45,106
Total common shares outstanding	256,939,446	224,972,786
Total stock options outstanding	11,496,339	12,575,335
Key financial ratios
Current ratio[1]	1.97	4.76
Total liabilities-to-common shareholders' equity	1.07	0.06

The Company was in a strong net asset position at both September 30, 2024 and December 31, 2023, and had a cash balance of $120.9 million as at September 30, 2024.

Through a combination of the Company's cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, deferred consideration payments, contractual obligations and other commitments as they fall due during the next 24 months (see "Commitments" below). However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that it can manage spending and provide adequate cash flow to meet all commitments.

The Company has a value added tax ("VAT") receivable balance of $11.7 million as of September 30, 2024. In any given period, the Company expects to have two quarters of VAT receivable outstanding. Subsequent to September 30, 2024, $5.0 million of the VAT receivable was collected from the Ghana Revenue Authority.

In order to maintain or adjust its capital structure, on December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million.  The Prospectus has a term of 25-months from the filing date. As of the date of this MD&A, no securities have been issued under the Prospectus.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

Equity

The Company is financially stable with a total liabilities‐to‐common shareholders' equity ratio of 1.07 as at September 30, 2024.

The Government of Ghana ("the Government") has a 10% free carried interest in the AGM in accordance with Ghanaian Law. This was granted through the issuance of 10% of the common shares of the Company's Ghanaian subsidiary, Asanko Gold Ghana Ltd. ("AGGL"), which owns the AGM's mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends paid out of the subsidiary; however, the Government does not have to contribute to the subsidiary’s capital investment. As of September 30, 2024, AGGL did not have retained earnings from which dividends may be paid and, as such, no net earnings were attributable to non-controlling interest for the nine months ended September 30, 2024, beyond that recognized in the Acquisition purchase price accounting. All results in this MD&A disclose 100% of the AGM’s financial results as being attributable to the Company with non‐controlling interest accounted for as a separate component of equity.

7.1  Commitments

The following table summarizes the Company's contractual obligations as at September 30, 2024 and December 31, 2023.

	Less than	1-3	4-5	After	September 30,	December 31,
(in thousands of US dollars)	1 year	years	years	5 years	2024	2023
Accounts payable, accrued liabilities and payable due to related party	46,122	-	-	-	46,122	5,724
ZCC gold hedges	13,136	9,186	-	-	22,322	-
Long-term incentive plan (cash-settled awards)	8,075	369	-	-	8,444	6,457
Mining and other services contracts	18,861	27,333	3,114	-	49,308	-
Asset retirement provisions (undiscounted)	2,263	2,741	4,248	61,756	71,008	-
Deferred and contingent consideration (undiscounted)	-	55,000	-	39,170	94,170	-
Corporate office lease	122	-	-	-	122	225
Total	88,579	94,629	7,362	100,926	291,496	12,406

The ZCC gold hedges commitment represents the mark-to-market fair value of the AGM's current gold hedging program. The settlement amount of these hedges, if any, will depend on the price of gold at the settlement date.

Long-term incentive plan commitments due within one year include all deferred share unit awards ("DSU") to directors of the Company amounting to $7.4 million. These commitments are considered to be current because the timing of payments could be accelerated if a director retires, or in the event of a change of control. As of September 30, 2024, the only DSU commitments following director resignations that are known to exist within one year are approximately $0.5 million.

The timing of the contingent payments to Gold Fields ($39.2 million) is based upon management's best estimate of when such payments will be required, according to the current LOM plan.

The Company intends to utilize cash on hand and cash flow generated from operations to settle the above noted commitments when required to do so.

The Company has no off‐balance sheet arrangements.

7.2  Contingencies

A former services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract, and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as of September 30, 2024 as management's best estimate to settle the claim (December 31, 2023 - $7.0 million). While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

7.3  Gold price hedging

The Company periodically enters into gold hedging arrangements to mitigate gold price risk during periods of planned elevated capital investment.

As of the date of this MD&A, the AGM has entered into ZCCs for 5,000 gold ounces per month for the remaining three months of 2024 with put strikes of $2,000/oz and call strikes between $2,374/oz to $2,435/oz. For the nine months ended September 30, 2024, the Company realized a $5.3 million loss on its gold hedging arrangements.

The AGM has also entered into ZCCs for 5,000 gold ounces per month for all of 2025 and 2026 (total of 60,000 gold ounces per annum).  The 2025 ZCCs have a put strike of $2,000/oz and call strikes ranging between $2,515/oz to $2,645/oz, while the 2026 ZCCs have a put strike of $2,300/oz and call strikes ranging between $2,962/oz to $3,162/oz. At the current gold spot price, the 2026 ZCC call options are out-of-the-money and would result in no settlement payment to the counterparty.

7.4  Cash flows

The following table provides a summary of the Company's cash flows for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	24,449	(140)	41,940	(2,060)
Investing activities	(21,740)	758	31,061	2,105
Financing activities	(4,156)	(32)	(5,943)	(94)
Impact of foreign exchange on cash and cash equivalents	(676)	(10)	(1,412)	17
(Decrease) increase in cash and cash equivalents during the period	(2,123)	576	65,646	(32)
Cash and cash equivalents, beginning of period	123,039	55,503	55,270	56,111
Cash and cash equivalents, end of period	120,916	56,079	120,916	56,079

a)  Cash provided by (used in) operating activities

The increase in cash generated from operating activities during both periods was driven by the Company consolidating the cash flows of the AGM from March 4, 2024.

b)  Cash provided by investing activities

The Company primarily invests in MPP&E, offset by interest earned on cash and cash equivalents. The increase in cash used in investing activities during the three months ended September 30, 2024 was driven by the Company consolidating the cash flows of the AGM from March 4, 2024.

During the nine months ended September 30, 2024, the Company generated $31.1 million in cash flows from investing activities. Despite paying Gold Fields $65.0 million in cash in accordance with the Acquisition agreement, the Company acquired $112.5 million in cash from the JV entities and received a $25.0 million preferred share distribution prior to closing of the Acquisition. The net impact of these transactions was a $72.5 million increase to the Company's consolidated cash balance. Partly offsetting these factors was $2.4 million in acquisition-related costs and $42.2 million of expenditures on MPP&E, which primarily related to site establishment and waste stripping at Abore, raising the height of the TSF, enhancements to the processing plant (two new CIL tanks and secondary crushing circuit) and mineral resource conversion drilling at tenements with defined mineral reserves. The increase in cash provided by investing activities during 2024 was due to closing the Acquisition effective March 4, 2024.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

c)  Cash used in financing activities

During the three and nine months ended September 30, 2024, cash used in financing activities totalled $4.2 million and $5.9 million, respectively, and related primarily to mining and other service contractors lease payments. The Company also received $0.2 million and $2.8 million in proceeds from stock option exercises during the three and nine months ended September 30, 2024, respectively.

The increase in cash used in financing activities was due to consolidating the cash flows of the AGM from March 4, 2024, partly offset by proceeds received on stock option exercises during 2024.

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

8.1 Operating cash costs and total cash costs per gold ounce

The Company has included the non-IFRS performance measures of operating cash costs and total cash costs per gold ounce sold on a by-product basis throughout this MD&A. The Company follows the recommendations of the Gold Institute Production Cost Standard (the "Gold Institute"). The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs and total cash costs per gold ounce sold to monitor the operating performance of the AGM. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Other companies may calculate operating cash costs and total cash costs per gold ounce sold differently.

The following table provides a reconciliation of operating and total cash costs per gold ounce sold of the AGM to production costs of the Company (the nearest IFRS measure) as presented in the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2024 and 2023.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs as reported by the Company	32,044	35,644	84,499	103,905
Other adjustments [3]	-	(2,000)	-	(2,000)
Purchase price allocation adjustments	-	-	(7,831)	-
Unconsolidated production costs	-	-	20,810	-
Adjusted production costs of the AGM (100% basis)	32,044	33,644	97,478	101,905
Share-based compensation expense included in production costs	-	-	-	142
By-product silver revenue	(167)	(214)	(461)	(408)
Total operating cash costs	31,877	33,430	97,017	101,639
Royalties	4,302	4,073	12,101	11,053
Total cash costs	36,179	37,503	109,118	112,692
Gold ounces sold	29,014	35,522	88,684	103,608
Operating cash costs per gold ounce sold ($/oz)	1,099	941	1,094	981
Total cash costs per gold ounce sold ($/oz)	1,247	1,056	1,230	1,088

3 Production costs for the three and nine months ended September 30, 2023 were adjusted for a $2.0 million legal provision attributable to prior period mining costs.

Unconsolidated production costs presented in the table above relate to periods when the Company accounted for its interest in the AGM JV using the equity method. Refer to section 4.3 for production costs of the AGM JV for the periods presented.

8.2 AISC per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "AISC per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "AISC gold ounce", which is a non-IFRS performance measure. The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the AGM's performance and ability to generate cash flow. Other companies may calculate AISC per gold ounce sold differently.

AISC adjusts total cash costs for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs, sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on lease agreements are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM's new projects and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Company's results, as disclosed in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2024 and 2023.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

All-in sustaining margin per ounce is calculated as the difference between the average realized gold price for the period and AISC per gold ounce sold.  All-in sustaining margin is calculated as all-in sustaining margin per ounce multiplied by the number of gold ounces sold during the period.

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM (the nearest IFRS measures) on a 100% basis, as presented in sections 4.3 and 4.4.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	36,179	37,503	109,118	112,692
General and administrative expenses [4]	319	518	1,752	1,953
Sustaining capital expenditures (see table below)	846	11,496	22,580	23,060
Sustaining capitalized stripping costs	18,812	-	20,117	-
Reclamation cost accretion for the AGM	588	703	1,932	1,820
Sustaining lease payments (see table below)	4,294	311	9,215	802
Interest on lease liabilities for the AGM	1,671	781	4,031	793
All-in sustaining cost	62,709	51,312	168,745	141,120
Gold ounces sold	29,014	35,522	88,684	103,608
All-in sustaining cost per gold ounce sold ($/oz)	2,161	1,445	1,903	1,362
Average realized price per gold ounce sold ($/oz)	2,446	1,902	2,258	1,898
All-in sustaining margin ($/oz)	285	457	355	536
All-in sustaining margin	8,269	16,234	31,483	55,534

4Excluded from G&A costs of the AGM are $1 and $58 of share-based compensation expense for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 - excludes $9 and $19 of share-based compensation expense, respectively).

For the nine months ended September 30, 2024, sustaining capital expenditures in the table above include $18.6 million of pre-stripping costs incurred at the Abore pit.

For the three and nine months ended September 30, 2024, the Company incurred corporate G&A expenses (excluding G&A of the AGM), net of the JV service fee, of $2.3 million and $6.0 million, respectively, which excludes share-based compensation expense, depreciation and severance payments totaling a credit of $0.5 million and an expense of $10.1 million, respectively (three and nine months ended September 30, 2023 - G&A expenses, net of the JV service fee, of $0.8 million and $2.4 million, respectively, which excludes share‐based compensation expense and depreciation expense totaling $0.6 million and $3.2 million, respectively).

The Company's attributable gold ounces sold for the three and nine months ended September 30, 2024 were 29,014 and 80,220, respectively (three and nine months ended September 30, 2023 - 15,985 and 46,623 gold ounces, respectively), resulting in additional AISC for the Company of $78/oz and $74/oz for the periods presented, respectively, in addition to the AGM's AISC presented in the above table (three and nine months ended September 30, 2023 - $49/oz and $51/oz, respectively).

The following table reconciles sustaining capital expenditures to cash flows used in investing activities of the AGM (the nearest IFRS measure) on a 100% basis, as presented in section 4.4.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash used in investing activities - AGM	21,420	15,413	50,531	29,772
Less:
Sustaining capitalized stripping costs	(18,812)	-	(20,117)	-
Non-sustaining capital expenditures	(2,967)	(5,138)	(11,607)	(9,924)
Change in AP related to capital expenditures not included in AISC	(1)	(1)	(10)	-
Interest earned on cash balances	1,206	1,222	3,783	3,212
Total sustaining capital expenditures	846	11,496	22,580	23,060

Refer to section "4.1(e) Total cash costs and AISC" for a discussion on non-sustaining capital expenditures.

The following table reconciles sustaining lease payments to cash flows used in financing activities of the AGM (the nearest IFRS measure) on a 100% basis, as presented in section 4.4.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash used in financing activities - AGM	4,294	377	9,215	973
Less:
Fees paid on revolving credit facility	-	(66)	-	(171)
Total sustaining lease payments	4,294	311	9,215	802

8.3  Free Cash Flow of the AGM

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its consolidated annual financial statements ("Free Cash Flow"). Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the AGM's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is calculated as cash flows from operating activities of the AGM adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and services contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities (the nearest IFRS measure) on a 100% basis, as presented in section 4.4.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activities for the AGM	28,646	39,740	63,982	76,662
Cash flows used in investing activities for the AGM	(21,420)	(15,413)	(50,531)	(29,772)
Lease payments (capitalized leases) for the AGM	(4,294)	(311)	(9,215)	(802)
AGM Free Cash Flow for the period	2,932	24,016	4,236	46,088

8.4 EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net (loss) income excluding interest expense, interest income, amortization and depletion and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV ("Adjusted EBITDA") for periods prior to the consolidation of its ownership. Other companies may calculate EBITDA and Adjusted EBITDA differently.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the AGM to net income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2024 and 2023.

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of US dollars )	$	$	$	$
Net income for the period	1,100	11,389	5,172	31,843
Add back (deduct):
Depreciation and depletion expense	8,374	35	16,102	107
Finance income	(1,310)	(3,269)	(5,250)	(9,418)
Finance expense	22,623	6	36,607	18
EBITDA for the period	30,787	8,161	52,631	22,550
Add back (deduct):
Adjustment for non-cash long-term incentive plan compensation	296	285	875	802
Realized loss on gold hedges	(2,162)	-	(5,276)	-
Share of net income related to joint venture	-	(9,628)	(2,432)	(29,942)
Gain on derecognition of equity investment in joint venture	-	-	(1,416)	-
Transaction costs	91	-	2,492	-
Galiano's attributable interest in JV Adjusted EBITDA (below)	-	11,464	3,243	33,246
Adjusted EBITDA for the period	29,012	10,282	50,117	26,656

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

The following table reconciles the AGM's EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023 to the financial results of the AGM as disclosed in section 4.3. For the pre-acquisition period ended March 3, 2024, the Company's equity interest in the AGM was 45%.

Three months ended September 30, 2024 and 2023

	Three months ended September 30,
	2024	2023
(in thousands of US dollars)	$	$
Net income for the period - AGM	3,718	21,284
Add back (deduct):
Depreciation and depletion expense	8,585	4,308
Finance income	(1,205)	(1,224)
Finance expense	20,979	1,418
EBITDA for the period	32,077	25,786
Add back (deduct):
Realized loss on gold hedges	(2,162)	-
Lease payments (capitalized leases)	(4,294)	(311)
Adjusted EBITDA for the period	25,621	25,475
Galiano's attributable interest in the AGM's Adjusted EBITDA for the period	-	11,464

Nine months ended September 30, 2024 and 2023

	Pre-acquisition	Post-acquisition
	Period from January	Period from March 4
	1 to March 3,	to September 30,	Nine months ended September 30,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$
Net income for the period - AGM	5,306	26,814	32,120	66,276
Add back (deduct):
Depreciation and depletion expense	2,463	15,887	18,350	9,263
Finance income	(984)	(2,804)	(3,788)	(3,221)
Finance expense	261	32,781	33,042	2,363
EBITDA for the period	7,046	72,678	79,724	74,681
Add back (deduct):
Transaction costs	1,180	-	1,180	-
Realized loss on gold hedges	-	(5,276)	(5,276)	-
Lease payments (capitalized leases)	(1,020)	(8,195)	(9,215)	(802)
Adjusted EBITDA for the period	7,206	59,207	66,413	73,879
Galiano's attributable interest in the AGM's Adjusted EBITDA for the period	3,243	-	3,243	33,246

8.5  Adjusted net income

The Company has included the non-IFRS performance measures of adjusted net income and adjusted net income per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net (loss) income to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of operations and the performance of the Company's core business. The following table provides a reconciliation of adjusted net income to net income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and 2023. All adjustments are shown net of estimated tax.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income for the period	1,100	11,389	5,172	31,843
Realized purchase price adjustment on inventories	-	-	8,700	-
Gain on derecognition of equity investment in joint venture	-	-	(1,416)	-
Transaction costs	91	-	2,492	-
Unrealized losses on ZCC hedges	16,552	-	22,171	-
Adjusted net income for the period	17,743	11,389	37,119	31,843
Basic weighted average common shares outstanding	256,912,077	224,943,453	248,496,497	224,943,453
Diluted weighted average common shares outstanding	262,052,961	225,400,119	253,662,962	225,083,227

Adjusted net income per share - basic and diluted	$0.07	$0.05	$0.15	$0.14

9. Summary of outstanding share data

As of the date of this MD&A, there were 257,077,946 common shares of the Company issued and outstanding and 11,357,839 stock options outstanding (with exercise prices ranging between C$0.53 and C$2.37 per share). The fully diluted outstanding share count at the date of this MD&A is 268,435,785.

10.  Related party transactions

As at September 30, 2024, the Company's related parties are its subsidiaries and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three and nine months ended September 30, 2024, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the nine months ended September 30, 2024, other than compensation paid to key management personnel, the only related party transactions were with the AGM in respect of the Company's service fee earned for being the operator of the AGM JV until March 3, 2024. For the nine months ended September 30, 2024, the JV service fee was comprised of a gross service fee of $1.2 million, less withholding taxes payable in Ghana of $0.2 million (three and nine months ended September 30, 2023 - gross service fee of $1.8 million and $5.4 million, respectively, less withholding taxes of $0.4 million and $1.1 million, respectively).

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions made in preparing the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and 2023 are reasonable; however, actual results could differ from those estimates and assumptions and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates were presented in note 6 of the audited consolidated annual financial statements for the years ended December 31, 2023 and 2022.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

Refer to note 3 of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and 2023 for disclosure of the significant judgements and estimates made by the Company with respect to the accounting for the Acquisition.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted during the year

There were no new accounting standards effective January 1, 2024 that impacted the condensed consolidated interim financial statements.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of September 30, 2024:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is evaluating how IFRS 18 will impact the disclosures in its consolidated financial statements in future periods.

12.  Risks and uncertainties

12.1 Financial instruments and risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF for the year ended December 31, 2023, which can be found under the Company's SEDAR+ profile at www.sedarplus.ca, and the Company's most recently filed Form 40-F Annual Report for the year ended December 31, 2023, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF, nor has the Company's mitigation of those risks changed significantly during the nine months ended September 30, 2024. Additional risks and uncertainties not presently known to the Company, or that the Company currently considers immaterial, may also impair the business, operations, prospects and share price of the Company. If any of the risks occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

a) Financial instruments

As at September 30, 2024, the Company's financial instruments consist of cash and cash equivalents, accounts and VAT receivables, accounts payable and accrued liabilities, financial liabilities, long-term incentive plan liabilities, deferred and contingent consideration payable to Gold Fields and the Nkran Royalty. The Company classifies cash and cash equivalents and accounts and VAT receivables as financial assets measured at amortized cost, while accounts payable and accrued liabilities and deferred consideration are classified as other financial liabilities and measured at amortized cost. Long-term incentive plan liabilities, contingent consideration and the Nkran Royalty are financial liabilities measured at fair value through profit or loss, and all fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments are also recorded at fair value at the reporting date and fall within Level 2 of the fair value hierarchy. Refer to note 12 of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and 2023 for discussion on the significant assumptions made in determining the fair value of the deferred and contingent consideration and Nkran Royalty.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 26(d) of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and 2023.

As at September 30, 2024, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at September 30, 2024	$	$	$	$
Financial assets
Cash and cash equivalents	-	120,916	120,916	120,916
Accounts receivable	-	6,158	6,158	6,158
Value added tax receivables	-	11,694	11,694	11,694
Total financial assets	-	138,768	138,768	138,768

Financial liabilities
Accounts payable and accrued liabilities [4]	21,212	46,121	67,333	67,333
Lease liabilities	-	42,070	42,070	42,070
Deferred consideration	-	49,350	49,350	49,350
Contingent consideration	14,736	-	14,736	14,736
Nkran royalty	3,721	-	3,721	3,721
Other non-current liabilities [4]	9,555	-	9,555	9,555
Total financial liabilities	49,224	137,541	186,765	186,765

13.  Internal control

13.1  Internal Control over Financial Reporting

Management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the nine months ended September 30, 2024, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

14.  Qualified Persons

The exploration information in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, refer to the Company's news release dated March 11, 2024 and filed on the Company's SEDAR+ profile at www.sedarplus.ca. All other scientific and technical information contained in this MD&A has been approved by Mr. Richard Miller, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Miller are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the Company and the industry and markets in which the Company operates.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the Company's operating plans for the AGM;
  the estimation of Mineral Reserves and Mineral Resources;
  the Company's plans to update a consolidated AGM Mineral Reserve Estimate and LOM plan and timing thereof;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  the cost performance with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;
  the timing, costs and project economics associated with the Company's development plans for the AGM;
  estimates regarding the AGM's consumption of key reagents and consumables;
  any additional work programs to be undertaken by the Company;
  performance of stockpiled ore above management's forecast;
  performance of a mobile crushing unit installed at the Abore pit;
  timing of installation of a permanent secondary crushing circuit;
  timing of delivery of higher grade ore from the Abore pit;
  the Company's planned and future drilling programs, including at Gyagyatreso, Sky Gold B, and Abore North and timing thereof;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  renewal of exploration licenses;
  hedging practices;
  currency exchange rate fluctuations;
  central bank interest rate forecast;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
  use of the IMF Loan, including the approval of a third tranche;
  estimate of a legal provision;
  requirements for additional capital;
  timing of expected cash distributions;
  operating cash flows;
  government regulation of mining operations;
  regulatory investigations, claims, lawsuits and other proceedings;
  environmental risks and remediation measures;
  advancement and implementation of the Company's sustainability program;
  climate-related and sustainability disclosure standards and obligations;
  changes to the Company's Board of Directors;
  changes in accounting policies, including the implementation and evaluation of IFRS 18, and the resulting impact on disclosures; and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties, including but not limited to:

  Mineral Reserve and Mineral Resource estimates may change and may prove to be inaccurate;
  metallurgical recoveries may not be economically viable;
  LOM estimates are based on a number of factors and assumptions and may prove to be incorrect;
  risks related to the expected benefits of the Acquisition;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  inflationary pressures and the effects thereof;
  the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  risks related to artisanal and illegal mining activities at or near the AGM;
  the Company's mineral properties may experience a loss of ore due to illegal mining activities;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Government of Ghana may increase the GSL, increasing the Company's expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  local community disruptions could adversely affect the Company's operations or planned development;
  recoveries may be lower in the future and have a negative impact on the Company's financial results;
  the lower recoveries may persist and be detrimental to the AGM and the Company;
  the Company's business is subject to risks associated with operating in a foreign country;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
  risks related to the Government of Ghana defaulting on local and international bonds;
  risks related to the Company's use of contractors;
  current, ongoing and future legal disputes and appeals from third parties may be successful, and the Company may be required to pay settlement costs or damages, including the appeal undertaken by AGM in the Court of Appeal in Ghana in connection with the arbitration tribunal ruling;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company's shareholders may be subject to future dilution;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability;
  ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  future securities offerings issued pursuant to the Prospectus may not be successful depending on external market factors outside of the Company's control;
  risks related to information systems security threats;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  the risk factors described under the heading "Risk Factors" in the Company's AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
  the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the Company in implementing its development strategies and achieving its business objectives;
  the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and
  the key personnel of the Company will continue their employment.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

All technical disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to domestic Unites States issuers.  The terms "mineral reserves", "proven mineral reserves", "probable mineral reserves", "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by National Instrument 43-101, Standards of Disclosure for Mineral Projects. The Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the reserve and resource estimates under the standards adopted under the rule of the SEC applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding the AGM's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.